UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

14 November 2011

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Telecom stock exchange announcement: Standard and Poor’s confirms rating change for Telecom

2.	Standard & Poor’s attachment re rating change for Telecom

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 14 November 2011	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

November 14, 2011

Standard and Poor’s confirms rating change for Telecom

Standard and Poor’s (S&P) Ratings Services has lowered the ratings on Telecom New Zealand to ‘A-/A-2’ from ‘A/A-1’. The outlook is stable.

The move was previously indicated in S&P’s Creditwatch announcement on 30 August 2011, subject to Telecom’s demerger proceeding as planned.

Telecom announced on Friday 11 November that it has received Final Court Orders and will demerge Chorus by 30 November 2011.

Standard and Poor’s statement is attached.

- ends –

Contact:

For media queries, please contact:

Ian Bonnar

Corporate Communications Manager

+64 (0) 27 215 7564

For investor relations queries, please contact:

Stefan Knight

Head of Investor Relations

+64 (0) 27 252 9438

STANDARD & POOR’S

Global Credit Portal

RatingsDirect

November 11, 2011

Research Update:

Telecom Corp. of New Zealand Ltd. Ratings Lowered To ‘A-/A-2’ Following Chorus Ltd. Demerger Approvals; Outlook Stable

Primary Credit Analyst:

Paul Draffin, Melbourne (61) 3-9631-2122;paul_draffin@standardandpoors.com

Secondary Contact:

Paul Draffin, Melbourne (61) 3-9631-2122;paul_draffin@standardandpoors.com

Table Of Contents

Overview Rating Action Rationale Outlook

Related Criteria And Research

Ratings List

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Research Update:

Telecom Corp. of New Zealand Ltd. Ratings Lowered To ‘A-/A-2’ Following Chorus Ltd. Demerger Approvals; Outlook Stable

Overview

Telecom Corp. New Zealand has received all necessary approvals for the demerger of its fixed-line access network business, Chorus Ltd. The demerger is expected to be completed in December 2011.

As previously indicated in our Creditwatch announcement on Aug. 30, 2011, we have lowered the ratings on TCNZ to ‘A-/A-2’ from ‘A/A-1’. The outlook is stable.

The lower rating reflects the loss of the high-credit-quality access network revenues, tempered by the adoption of a more conservative financial profile and policies.

Rating Action

On Nov. 14, 2011, Standard & Poor’s Ratings Services lowered its ratings on Telecom Corp. of New Zealand Ltd. (TCNZ) to ‘A-/A-2’ from ‘A/A-1’. The outlook on the long-term rating is stable. At the same time, we removed all ratings from CreditWatch, where they were placed with negative implications on Aug. 4, 2010. We had indicated the likelihood of a one-notch downgrade when we maintained the CreditWatch on Aug. 30, 2011.

Rationale

The downgrade reflects TCNZ’s reduced revenue diversity and loss of high-credit-quality access network revenues due to the demerger of Chorus Ltd. (BBB/Stable/A-2). Tempering the loss of these network revenues is TCNZ’s adoption of a more conservative financial policy framework.

TCNZ has recently received shareholder and court approval to demerge its fixed-line telecommunications access network, telephone exchanges, and part of its core backhaul network. The demerger is expected to be completed in December 2011. In our view, the high-quality access network revenues and integrated business model were key credit strengths of TCNZ, with the access network accounting for about one-third of the group’s pre-demerger earnings. Accordingly, as a consequence of the demerger, we have lowered our assessment of TCNZ’s business risk profile to ‘satisfactory’, from ‘strong’.

The ‘A-/A-2’ ratings on TCNZ reflect our opinion of the group’s modest financial risk profile, significant market position as the largest provider of telecommunications products and services in New Zealand, and strong free cash

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Research Update: Telecom Corp. of New Zealand Ltd. Ratings Lowered To ‘A-/A-2’ Following Chorus Ltd.

Demerger Approvals; Outlook Stable

flow generation. Offsetting these strengths are the intensifying competitive environment in both fixed and mobile telecommunications services in New Zealand, and the execution risks associated with delivering new products, technologies, and cost-reduction initiatives.

TCNZ will remain the second-largest mobile retailer and network services provider in New Zealand. In our view, TCNZ’s existing market position and the quality of TCNZ’s 3G network should allow the company to maintain and modestly grow its revenue share of the mobile market in New Zealand. We note, however, that new competition in the mobile market, primarily from 2Degrees, is creating significant price competition that is likely to constrain any meaningful near-term revenue and margin growth.

We also expect TCNZ to remain the largest retailer of fixed-line products and services in New Zealand. Although we expect some erosion of TCNZ’s fixed-line market share and margins due to intensifying market competition, we expect the fixed-line retail business to remain a significant contributor to group earnings. Furthermore, we expect the country’s fixed-line telecommunications market to remain relatively concentrated in the medium term, with TCNZ remaining one of the leading players.

We consider TCNZ’s conservative financial risk profile and financial policy framework to be key credit strengths. TCNZ intends to manage its fully adjusted debt to EBITDA less than 1.5x, and funds from operations (FFO) to debt more than 60%, which would be supportive of the ‘A-’ rating. In our view, TCNZ remains committed to maintaining a rating in the ‘A’ category, and we expect these financial policy objectives to be sustainable in the medium term. Furthermore, we expect TCNZ’s financial profile upon demerger to be comfortably positioned within these financial policy objectives. A modest financial risk profile should provide the group with flexibility to accommodate the intensifying competitive environment, and to internally fund all of its capital-expenditure requirements and shareholder distributions.

Liquidity

The short term rating is ‘A-2’, reflecting the group’s strong liquidity and conservative financial policies. Our view of the group’s strong liquidity is based on the following:

We expect TCNZ’s sources of liquidity to cover its uses by more than 1.5x in the next 12-18 months;

Even under a hypothetical stress scenario where TCNZ’s EBITDA declines by 30%, TCNZ is expected to retain adequate sources of liquidity to cover its uses in the next 12-18 months.

TCNZ’s key sources of liquidity are its internal cash flow generation (we estimate TCNZ’s FFO to be NZ$800 mllion-NZ$900 million in year ending June 30, 2012) and an undrawn NZ$700 million syndicated bank facility maturing in April 2013. This should be more than adequate to cover its expected capital expenditure, short-term maturing debt (primarily commercial paper), and

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*Research Update: Telecom Corp. of New Zealand Ltd. Ratings Lowered To 'A-/A-2' Following Chorus Ltd. Demerger Approvals; Outlook Stable*

expected shareholder distributions in the next 12 months.

## Outlook

We expect the group's modest financial risk profile, large market shares and cash flows, and prudent capital management will mitigate the group's exposure to intensifying competition in New Zealand and underpin credit quality at the 'A-' rating level.

Downward rating pressure could, however, emerge if market share and margin pressures, or a debt-funded investment, sustained fully adjusted debt to EBITDA at the high 1x level or greater. A significant and persistent erosion of market shares across its businesses could also pressure the ratings even if a modest financial risk profile is maintained.

Upward rating pressure is considered unlikely in the next few years, given the increasing competition and TCNZ's already modest financial risk profile.

## Related Criteria And Research

- Use Of CreditWatch And Outlooks, Sept. 14, 2009
- 2008 Corporate Criteria: Analytical Methodology, April 15, 2008

## Ratings List

Downgraded; CreditWatch/Outlook Action

| | To | From |
|---|---|---|
| Telecom Corp. of New Zealand Ltd. | | |
| Corporate Credit Rating | A-/Stable/A-2 | A/Watch Neg/A-1 |
| Teleco Insurance Ltd. | | |
| Counterparty Credit Rating | A-/Stable/-- | A/Watch Neg/-- |
| TCNZ Finance Ltd. | | |
| Senior Unsecured (9 issues) | A- | A/Watch Neg |
| Commercial Paper (3 issues) | A-2 | A-1/Watch Neg |

Complete ratings information is available to subscribers of RatingsDirect on the Global Credit Portal at www.globalcreditportal.com. All ratings affected by this rating action can be found on Standard & Poor's public Web site at www.standardandpoors.com. Use the Ratings search box located in the left column.

Standard & Poor's (Australia) Pty. Ltd. holds Australian financial services licence number 337565 under the Corporations Act 2001. Standard & Poor's credit ratings and related research are not intended for and must not be distributed to any person in Australia other than a wholesale client (as defined in Chapter 7 of the Corporations Act).

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